Exhibit (a)(7)

Contact:

The Proxy Advisory Group, LLC

(888) 337-7699 (888-33PROXY)

MathStar Board of Directors Responds to Third Revised Tender Offer from Tiberius Capital II, LLC

Board Continues Its Recommendation That Stockholders Not Tender Their Shares to Tiberius Capital II, LLC

HILLSBORO, Ore., July 7, 2009 – MathStar, Inc. (MATH.PK) today announced that its Board of Directors continues to recommend that MathStar stockholders reject the cash tender offer from Tiberius Capital II, LLC (Tiberius).  On July 6, 2009, Tiberius issued a press release and filed with the Securities and Exchange Commission an amended Tender Offer Statement announcing that it was revising for the third time its tender offer to purchase shares of MathStar, Inc.  The amended terms include increasing the offer to $1.25 per share, extending the tender offer term until July 20, 2009 and decreasing to 3,000,000 the minimum amount of shares that need to be tendered in order for the “Minimum Tender Condition” to be met.

The MathStar Board of Directors continues to recommend AGAINST stockholders tendering their MathStar shares to Tiberius for several reasons, some of which include:

•      the third expiration date extension, the second change to the Minimum Tender Condition (this time a reduction in the number of shares required to meet this condition), and the increase in price highlight that the tender offer continues to be inadequate (less than the estimated $1.40 per share liquidation value) and that MathStar stockholders are generally rejecting it — as of July 2, 2009, according to Tiberius, only 672,000 of the 9,181,497 shares subject to the offer have been tendered;

•      Tiberius’ offer still would eliminate the use of MathStar’s $140 million net operating loss carryforwards, which could shield taxes on more than $10 in earnings per share, if MathStar attains sufficient profitable operations in the future;

•      Tiberius still has not set forth any specific plans for the Company were it to acquire a controlling interest; and

•      One of the conditions of  Tiberius’ offer is that it is satisfied that the restrictions on business combinations with interested stockholders set forth in Section 203 of the Delaware General Corporate Law are inapplicable to the tender offer.  As proposed, the acquisition by Tiberius of approximately 33% of the Company’s shares in the offer would cause Tiberius to become an “interested stockholder” under Section 203. Yet the Offer to Purchase does not include a plan for dealing with this issue.

In addition, the Board would like to remind MathStar stockholders of the following information disclosed in the Offer to Purchase, filed as Exhibit (a)(1)(A) of the Tiberius Schedule TO:

“On January 18, 2007, the Securities and Exchange Commission filed a complaint that [Mr.] Fife [the sole shareholder of Tiberius Management, Inc., itself the sole member of Tiberius] and Clarion Management, LLC (“Clarion”) engaged in a scheme in 2002 and

2003 to purchase variable annuity contracts issued by an insurance company in order to engage in market timing for the benefit of a Clarion affiliate. [Mr.] Fife and Clarion consented to the entry of the final judgment, without admitting or denying the allegation in the Commission’s complaint.

On August 9, 2007, the U.S. District Court for the Northern District of Illinois entered a final judgment against John M. Fife and Clarion that permanently restrained and enjoined them from future violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10(b)-5 thereunder and required them to pay disgorgement in the amount of $234,339, plus pre-judgment interest of $60,584; and additionally ordered [Mr.] Fife to pay a civil penalty of $234,399. As part of the settlement of the case, Mr. Fife consented to the entry of an Order barring him from associating with any investment advisor, with a right to re-apply after eighteen months.”

The Board’s reasons for recommending that you reject the Tiberius tender offer are explained in more detail in MathStar’s Solicitation/Recommendation Statement on Schedule 14D-9, as amended (MathStar Statement) filed with the Securities and Exchange Commission (SEC).  You may review and obtain copies of the MathStar Statement and all amendments thereto free of charge at the SEC’s website at http://www.sec.gov.  You may also obtain copies of the MathStar Statement at http://www.mathstar.com or by contacting calling MathStar’s information agent, The Proxy Advisory Group, LLC, at (888) 337-7699 (888-33PROXY) and requesting a copy.

Statements in this press release, other than historical information, may be “forward-looking” in nature and are subject to various risks, uncertainties and assumptions. These statements are based on management’s current expectations, estimates and projections about MathStar and include, but are not limited to, those set forth in the section of MathStar’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009 under the heading “Item 1A. Risk Factors” and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.  Except as may be required by law, MathStar undertakes no obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

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